Exhibit 21

SmartHeat Inc. and subsidiaries as of December 31, 2009

Name	Jurisdiction of Incorporation	Percentage Owned by Company
Shenyang Taiyu Machinery & Electronic Co., Ltd.	People’s Republic of China	100%
SmartHeat (Siping) Beifang Energy Technology Co., Ltd.	People’s Republic of China	100%
SanDeKe Co., Ltd.	People’s Republic of China	100%
Beijing SmartHeat Jinhui Energy Technology Co., Ltd.	People’s Republic of China	52%